UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For January 13, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TGS FILES SC14D-9

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) (NYSE: TGS, MERVAL:TGSU2) announced that it has filed with the Securities and Exchange Commission (the “SEC”) a Schedule 14D-9 Solicitation/Recommendation Statement (the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule 14D-9 has been filed with respect to the tender offer commenced on December 30, 2016 by Grupo Inversor Petroquímica S.L., a limited company organized under the laws of Spain, WST S.A., a corporation organized under the laws of Argentina and PCT LLC, a limited liability company organized under the laws of the State of Delaware, United States of America (such entities collectively, the “Offerors”). The Offerors are offering to purchase (i) Class B Shares issued by TGS and owned by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act) (“U.S. Holders”) and (ii) American Depositary Shares (the “ADSs”), each representative of five Class B Shares (the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer that will be launched by the Offerors in Argentina for Class B Shares (the “Argentine Offer” and, together with the U.S. Offer, the “Offers”). In no event will the Offerors purchase more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) in total in the Offers. The U.S. Offer is being made upon the terms and subject to the conditions set forth in the U.S. offer to purchase dated December 30, 2016 (the “U.S. Offer to Purchase”) and the documents related thereto.

The Offerors have filed with the SEC a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”). U.S. Holders of Class B Shares and ADS holders are urged to read the Tender Offer Statement (which includes the U.S. Offer to Purchase) and the Schedule 14D-9. U.S. Holders of Class B Shares and ADS holders may access the Tender Offer Statement and the Schedule 14D-9 free of charge on the SEC’s website at www.sec.gov. The Schedule 14D-9 is also posted on the Company’s website at www.tgs.com.ar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: January 13, 2017